EXHIBIT 1
                                                                    ---------
[Photograph of Corporate Building]


Contacts:
--------
Arturo D'Acosta Ruiz                                   Blanca Hirani
Alejandro de la Barreda                                Melanie Carpenter
Tel: (525) 261-8037                                    Tel (212) 406-3693
abarredag@mail.desc.com.mx                             bhirani@i-advize.com

[DESC LOGO]

                    DESC ANNOUNCES FIRST QUARTER 2001 RESULTS

Mexico City, April 24, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the first quarter ended March 31, 2001. All figures were prepared according to generally accepted accounting principles in Mexico.

                          FIRST QUARTER 2001 HIGHLIGHTS

o Dollar-denominated sales posted a slight decline of 1.7%, from US$ 556 million during the first quarter of 2000 to US$ 546 million during the first quarter of 2001.

o Operating income decreased 31.6% to US$ 42 million during the first quarter of 2001 from US$ 62 million during the first quarter 2000.

o EBITDA, in U.S. dollars, during the first quarter of 2001, was US$ 73 million, an 18.1% decline compared to the same quarter of the previous year.

o During the quarter Desc's results were impacted due to the economic slowdown in the U.S. and the continued appreciation of the peso-dollar exchange rate.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                          Table 1. Consolidated Results
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

------------------------------------------------------------------------------------------------------
                                                                    1Q01                         1Q01
                                       1Q01          1Q00        vs.1Q00         4Q00*       vs. 4Q00
------------------------------------------------------------------------------------------------------
Sales (Ps.)(3)                        5,311         5,624          -5.6%         5,885          -9.7%
SALES (US $)(1)                         546           556          -1.7%           606          -9.9%
EXPORTS (US $)(2)                       248           244           1.5%           246           0.8%
Operating Income (Ps.)(3)               408           622         -34.3%           377           8.3%
OPERATING INCOME (US $)(1)               42            62         -31.6%            39           7.8%
Operating Margin                       7.7%         11.1%                         6.4%
EBITDA (Ps.)(3)                         707           898         -21.3%           725          -2.5%
EBITDA (US $)(1)                         73            89         -18.1%            75          -3.0%
Net Majority Income (Ps.)(3)            165           456         -63.9%          -202             NA
NET MAJORITY INCOME (US $)(1)            17            45         -61.8%           -21             NA


1 All figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

2  All export figures are based on real sales invoiced in U.S. dollars.

3 All figures in this report are in constant pesos as of March 31, 2001. *4Q00 figures are audited.

                                                                         SALES

During the first quarter of 2001 dollar-denominated sales declined by 1.7% to US$ 546 million when compared to US$ 556 million reported during the same quarter of the previous year. This slight decrease was mainly due to the 8.7% drop in sales from Unik (Autoparts Sector) due to the decline in demand from OEMs. This figure also reflects the 43.7% increase in sales from Dine (Real Estate Sector) due to the higher sales from the Arcos Bosques project; and the 8.7% rise in sales from the Food Sector due to the incorporation of the Bajio Pork operation. Sales from Girsa (Chemical Sector) remained flat year over year, reaching US$ 183 million during the first quarter 2001.

[Pie Chart showing 1Q01 Net Sales as follows:

Unik       46%
Girsa      34%
Food       16%
Dine         4%]

                                                                       EXPORTS

Exports increased to US$ 248 million during the quarter, which represents 45.6% of total sales. When compared to the first quarter of 2000, this figure increased 1.5% due to the 23.1% and 12.6% increase in exports from Girsa and the Food Sector, respectively. These increases were partially offset by the 5.9% decrease in exports from Unik due the economic slowdown in the U.S.

Girsa's exports reflect the 42% and 5% increases in exports from the synthetic rubber and carbon black businesses, respectively. In the Food Sector, the increase was due to the higher sales from the ASF business in the United States.

                                           OPERATING INCOME, MARGIN AND EBITDA

EBITDA was US$ 73 million, an 18.1% decrease when compared to the US$ 89 million reported during the same quarter of 2000. This 31.6% decline in operating income and the lower operating margin were mainly caused by the following factors:

         o        slowdown in the U.S. economy,

         o the continued strengthening of the peso vs. the dollar (which impacted the dollar-linked businesses such as Unik and Girsa), and

         o the sales-mix of projects that provide lower margins in the real estate sector.

                                                                         TAXES

Net tax provisions during the quarter were US$ 9.2 million, a 62.7% decline when compared to the first quarter of 2000, which reflect the lower results for that period. This amount includes US$ 18.6 million in income and asset tax and employee profit sharing as well as the US$ 9.4 million for a fiscal benefit on deferred taxes.

                                                    NET MAJORITY INCOME (LOSS)

Net majority income for the first quarter was US$ 17.3 million mainly due to the lower operating income, the exchange gain of US$ 12 million and the 12% increase in the Company's financing expenses.

                                                          CAPITAL EXPENDITURES

During the quarter, US$ 72 million were invested in assets among the various Sectors. Further detail can be found under each sector. This amount was allocated as follows:

---------------------------------------- ---------------------------------------
                SECTOR                                   CAPEX
---------------------------------------- ---------------------------------------
                 Unik                               US $ 9.7 million
---------------------------------------- ---------------------------------------
        Unik's Velcon operation                     US $36.0 million
                 Girsa                              US $ 4.0 million
                 Food                               US $ 7.8 million
                 Dine                               US $14.4 million

              TOTAL CAPEX                           US $72.0 million
---------------------------------------- ---------------------------------------

                 INCREASE OF EQUITY STAKE IN CONSTANT VELOCITY JOINTS BUSINESS

During the quarter, UNIK liquidated its operation to increase its equity stake in the constant velocity joints business (VELCON). This restructure, which took place during the fourth quarter of 2000, increased the Company's stake in VELCON from 43% to 51%. GKN Automotive International owns the remaining 49% stake. The total amount of the transaction was US$ 36 million.

                                                                  DIVESTITURES

During the month of February, via its subsidiary Dine, Desc sold its Hotel Four Seasons operations located in Punta Mita, Nayarit. The total amount of the transaction was US$ 52 million. The proceeds were allocated to reducing the Company's debt level by $38 million.

                                                                DEBT STRUCTURE

                             TABLE 2. DEBT BREAKDOWN
                      (Figures in millions of U.S. dollars)

------------------- --------------- ------------------ --------------- --------------- ---------------
                         MAR-31-01         DEC-31-00*       SEP-30-00       JUN-30-00       MAR-31-00
------------------- --------------- ------------------ --------------- --------------- ---------------
              Cash              98                160             221             187             114
        Total Debt           1,225              1,266           1,285           1,217           1,064
          Net Debt           1,126              1,106           1,064           1,030             950
 Interest Coverage            2.9x               3.1x            3.7x            3.9x            3.9x
------------------- --------------- ------------------ --------------- --------------- ---------------

* Audited figures.


As illustrated in Table 2, Desc's net debt slightly increased by US$ 20 million compared to the fourth quarter of 2000.

During the quarter, the Company's debt profile was 32% short-term and 68% long-term, similar to the level reported in the fourth quarter of 2000.

Thus, at the end of the first quarter of 2001, the Company's debt mix was 80% dollar-denominated and 20% peso-denominated, reflecting a natural hedge between export sales and dollar-denominated debt.

During the quarter Desc continued with its debt reduction strategy, by pre-paying US $9.9 million of it's Dine Eurobond with an 8.75% coupon and due in 2007. The transaction was completed at an 87.7% discount to par value and the updated remaining balance of the Eurobond is US $125.1 million.

The average cost of debt as of March 31, 2001, was 7.8% in dollars and 19.5% in pesos.

                                OTHER MAIN EVENTS
                                -----------------

                                             MEASURES TO RECOVER PROFITABILITY

Due to the continued deceleration of the U.S. economy, Desc has implemented some preventive measures with the goal of facing this crisis as well as to recover the profitability of its businesses. These include:

         o Improving the financial position via the reduction of the Company's net debt,

         o        Reducing financial expenses,

         o        Selling of non-productive assets,

         o Decreasing CAPEX, maintaining it at approximately US$ 100 million during 2001 (excluding VELCON's operation). This amount will be reviewed according to changes in it's free cash flow, and

         o        Salary increases below inflation.

                                             2001 ANNUAL SHAREHOLDERS' MEETING

On April 26, the Company's Annual Shareholder's Meeting will take place and the following main issues will be proposed:

         o Presentation of the Company's results for the fiscal year ended December 31, 2000 to the Board of Directors and relevant resolutions based on this report.

         o Resolutions regarding these results as well as the proposal and approval of a cash dividend payment of Ps. 0.29 per each share outstanding, payable in 4 quarterly installments in July 2001, October 2001, January 2002 and April 2002 of Ps. 0.0725 per each share outstanding.

         o Proposal and approval of modifications in the Company's by-laws to conform to Regulation 11-31 (Circular 11-31) passed by the Comision Nacional Bancaria y de Valores or The Mexican Securities and Exchange Commission.



                               RESULTS BY SECTORS

[Unik Logo]

                                                                          UNIK
                                                                   (Autoparts)

As illustrated in Table 3, the impact of the deceleration of the automotive industry was reflected in the results achieved during the first quarter of the year.

                              TABLE 3. UNIK FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

------------------------------------------------------------------------------------------------
                               1Q01           1Q00           1Q01           4Q00           1Q01
                                                          VS.1Q00                      VS. 4Q00
------------------------------------------------------------------------------------------------
Sales (Ps.)                   2,458          2,803         -12.3%          2,563          -4.1%
SALES (US $)                    253            277          -8.7%            264          -4.3%
EXPORTS (US $)                  164            174          -5.9%            155           5.9%
Operating Income (Ps.)          285            459         -38.1%            297          -4.2%
OPERATING INCOME (US $)          29             45         -35.5%             31          -5.6%
Operating Margin              11.6%          16.4%                         11.7%
EBITDA (Ps.)                    446            606         -26.4%            436           2.3%
EBITDA (US $)                    46             60         -23.3%             45           1.9%
------------------------------------------------------------------------------------------------


During the quarter, dollar sales decreased 8.7% compared to the figure achieved during the first quarter of 2000. This decline was mainly due to the drop in demand from U.S. OEMs, some of them imposing plant shutdowns during the quarter. This trend became evident at the end of 2000, mainly during the last quarter, and continued during the first quarter in which sales of automobiles, light and heavy trucks dropped significantly in the United States.

Additional factors that affected Unik's operations were: i) the appreciation of the peso vs. the dollar, ii) the higher depreciation from new investments that began to operate at a lower-than-expected demand, and iii) flat expenses which are being adjusted according to the new market conditions. The aforementioned factors caused a 35.5% drop in operating income in U.S. dollars, which also caused a decline in operating margin and operating cash flow, the latter reaching US$ 46 million, or a 23.3% decline when compared to the same quarter of 2000.

During the quarter, sales volumes increased in the following businesses:

         o        Constant velocity joints by 13%,

         o        Joints by 5%, and

         o        Valves by 19%.

However, due to the slowdown in the U.S. economy, the following businesses suffered a decline in sales volume:

         o        Spark plugs by 25%,

         o        Gears by 14%,

         o        Axles by 6%,

         o        Cardan shafts by 14%,

         o        Heavy-duty transmissions by 44%,

         o        Medium-duty transmissions by 16%,

         o        Pistons by 20%, and

         o        Wheels by 15%.

Exports were US$ 164 million, a 5.9% decline compared to the figure reported for the first quarter of 2000.

The average capacity utilization rate for the transmission, stamping products, axles and constant velocity joints businesses was approximately 67%.

Sales per employee reached US$ 104.8 thousand, compared to US$ 89.6 thousand reported during the same quarter of the previous year, due to layoffs that are taking place in the businesses, which reached approximately 11% of the total labor force since the start of the slowdown in the automotive industry.

During the quarter, the Company invested US$ 9.7 million in the following expansion and modernization projects:

      EXPANSION PROJECTS

         o        Increased capacity of the stamping business,

         o        Installation of an additional forge production line,

         o Increased capacity of the constant velocity joints business, and

         o        Increased gear capacity.

      MODERNIZATION PROJECTS

         o        Automation of various axle production lines, and

         o        Design and production of a new transmission line.

                                                                         GIRSA
                                                                    (Chemical)

[GIRSA LOGO]

As illustrated in Table 4, Girsa's sales reached US$ 183 million, in-line with the figure reported during the same quarter of 2000.

                             TABLE 4. GIRSA FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

---------------------------------------------------------------------------------------------
                              1Q01           1Q00          1Q01           4Q00          1Q01
                                                        VS.1Q00                     VS. 4Q00
---------------------------------------------------------------------------------------------
Sales (Ps.)                  1,782          1,850         -3.7%          1,923         -7.3%
SALES (US $)                   183            183          0.1%            198         -7.5%
EXPORTS (US $)                  61             49         23.1%             63         -3.5%
Operating Income (Ps.)         118            118          0.0%             81         45.4%
OPERATING INCOME (US $)         12             12          3.6%              8         51.7%
Operating Margin              6.6%           6.4%                         4.0%
EBITDA (Ps.)                   192            186          3.5%            167         15.0%
EBITDA (US $)                   20             18          7.4%             17         16.2%
---------------------------------------------------------------------------------------------


Operating income improved from 6.4% during the first quarter of 2000 to 6.6% registered during this quarter. This result reflects: i) average increases by 5% and 8% in the prices of synthetic rubber and carbon black, respectively, ii) increased productivity, iii) natural gas prices fixed at US$ 4 per million BTUs, through the hedging mechanism established with Pemex, and iv) an aggressive cost-cutting program, which includes a more condensed organizational restructure.

These factors allowed Desc to compensate for the price increases of raw materials (butadiene by 34% and natural gas by 61%), as well as the 4% drop in carbon black and laminates volumes, which reflects the U.S. economic slowdown.

The tire industry has affected carbon black sales due to the closing of two Michelin plants and the strong drop in the demand for Firestone tires. In the polystyrene and acrylics businesses, demand decreased approximately 19% (particularly in the disposable business); sales in waterproofing sealants and additives, declined due to the lack of Government construction projects during the period. In the adhesives business, sales decreased due to the lack of liquidity in the markets in which it participates and the inflow of shoes from China.

The chemical industry in Mexico and the U.S. has been affected by the slowdown of the U.S. economy, especially in the businesses related to the automotive and tire industries, such as in the case of generic rubber and carbon black. These industries have shown high inventory levels and price pressures, which has mainly affected some of our raw materials.

During the quarter the company CAPEX was US $4 million in the following businesses:

         o        US$ 1.5 million in the synthetic rubber plant,

         o        US$ 1.2 million in polystyrene,

         o        US$ 0.4 million in consumer products, and

         o        US$ 0.6 million in laminates.


[FOOD SECTOR LOGO]

                                                                   FOOD SECTOR

As illustrated in table 5, dollar sales in the Food Sector reached US$ 86 million, an increase of 8.7%, compared to the first quarter of 2000.

                              TABLE 5. FOOD FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

---------------------------------------------------------------------------------------------------
                                1Q01           1Q00            1Q01            4Q00           1Q01
                                                            VS.1Q00                       VS. 4Q00
---------------------------------------------------------------------------------------------------
Sales (Ps.)                      841            805            4.4%             996         -15.6%
SALES (US $)                      86             80            8.7%             103         -16.1%
EXPORTS (US $)                    23             21           12.6%              29         -20.2%
Operating Income (Ps.)           -16             18              NA             -11         -49.0%
OPERATING INCOME (US $)           -2              2              NA              -1        -243.8%
Operating Margin               -1.9%           2.2%                           -1.0%
EBITDA (Ps.)                      28             58          -52.0%              78         -64.1%
EBITDA (US $)                      3              6          -50.0%               8         -63.9%
---------------------------------------------------------------------------------------------------


                                                              BRANDED PRODUCTS

Dollar-denominated sales in branded products business experienced an increase of 8% and a better operating margin, despite ceasing the distribution of Clorox and the price reductions of some products. The latter has allowed the Company to grow its market share according to its strategy.

The significant change in operating income is due to the fact that during the previous year the Company did not register certain sales discounts and some costs, which were identified and accounted for in later quarters during the year.

It is important to mention that the leading product (tomato puree) experienced a market share increase of 4 points.

There was also a very favorable trend in the results reached during this first quarter compared to previous quarters (Operating Margin 4Q00= -7.8% 3Q00= -1.2%) due to the improved sales in Retail and Foodservice, a greater level of productivity and an important reduction in operating expenses.

                                                                          PORK

Pork business results showed a decline in operating margin during the quarter due to lower than projected productivity levels in the Bajio area. Conversion ratio in Bajio area is 4.0 kg. of feed per 1 kg. of pork meat compared to 2.9 in southeastern Mexico.

Sales volumes increased 10% due to the incorporation of the Bajio operations.

Capex during the quarter reached US$ 7.8 million, which were used for the purchase of a slaughterhouse in Bajio area and certain investments in ASF and Corfuerte.

Operating margins in the branded products and commodities businesses are as follows:

                        TABLE 6. FOOD - OPERATING MARGINS

--------------------- ----------------- ---------------- -----------------
                                  1Q01             1Q00              4Q00
--------------------- ----------------- ---------------- -----------------
    Branded Products             -0.3%             4.1%             -7.8%
         Commodities             -3.4%           -0.02%              4.5%
--------------------- ----------------- ---------------- -----------------

[Dine Logo]

                                                                          DINE
                                                                 (Real Estate)

During the first quarter of the year, sales increased significantly due to the Arcos Bosques project.

                              TABLE 7. DINE FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

----------------------------------------------------------------------------------------------
                                 1Q01          1Q00          1Q01          4Q00          1Q01
                                                          VS.1Q00                    VS. 4Q00
----------------------------------------------------------------------------------------------
Sales (Ps.)                       227           164         38.5%           397        -42.8%
SALES (US $)                       23            16         43.7%            41        -43.0%
Operating Income (Ps.)             33            39        -14.0%            29         14.4%
OPERATING INCOME (US $)             3             4        -11.4%             3         13.0%
Operating Margin                14.6%         23.5%                        7.3%
EBITDA (Ps.)                       45            54        -16.3%            51        -11.6%
EBITDA (US $)                       5             5        -13.5%             5        -11.5%
----------------------------------------------------------------------------------------------


Sales during first quarter of 2001 reached US $23 million, representing an increase of 43.7% compared to sales in the first quarter of 2000, due to important sales in the Arcos Bosques and Punta Mita projects.

Results during the quarter were significantly influenced by the Arcos Bosques project, which contributed approximately 50% of sales for the quarter, followed by the Punta Mita project, which contributed almost 32% (23% from the Hotel and 9% from the residential lots), and the Santa Fe Mall and the Bosques de Santa Fe projects each contributing 9%.

Operating margin was 14.6%, operating income reached US $3 million, which compared unfavorably to the operating income of the first quarter of 2000, which was US $4 million with a margin of 23.5%. This is due to the different sales mix in each period, since in 2001 the largest contribution to sales was made by the Arcos Bosques project, which has a lower margin to the residential projects.

In Punta Mita we continue to market and sell large plots called "Ranchos" and residential lots with ocean and golf course views, as well as the development of these, for which there has been significant interest by a large portion of the market.

The Bosques de Santa Fe project is an exclusive residential development in the western part of Mexico City. The Company continues to invest and sell this project, which is expected to be completed by the end of 2001.

Currently, construction in the Edificio Norte "B" building in the Arcos Bosques project is being completed. This project is a 50-50% association with ICA and will be delivered in August 2001 according to the original schedule and within the approved budget.

During this quarter, the Company spent approximately US$ 14.4 million in CAPEX, divided as follows: US $8 million in the Bosques de Santa Fe project, US $4 million in Arcos Bosques and US $1.4 million in Punta Mita.

                           (Additional Tables Follow)

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
              (In thousands of constant pesos as of March 31, 2001)

                                                              --------------------------------------------------------
                                                                         1Q01                    1Q00               %
                                                              --------------------------------------------------------
ASSETS
Current Assets:
Cash and Short Term Investments                                       935,530               1,130,565          -17.3%
Account and Documents Receivable (net)                              4,671,730               4,847,159           -3.6%
Inventories and Other Assets                                        4,139,434               3,483,690           18.8%
                                                              --------------------------------------------------------
TOTAL CURRENT ASSETS                                                9,746,694               9,461,414            3.0%

Land held for development and real estate projects                  3,730,244               3,675,775            1.5%
Fixed Assets                                                       14,134,765              15,770,456          -10.4%
Investments in shares of Subsidiaries and Non
Consolidated Companies                                                 99,576                  74,401           33.8%
Other Assets                                                        2,935,338               2,567,345           14.3%
                                                              ========================================================
TOTAL ASSETS                                                       30,646,617              31,549,391           -2.9%
                                                              --------------------------------------------------------

LIABILITIES
Current Liabilities:
Banks Loans                                                         3,712,527               2,992,070           24.1%
Suppliers                                                           1,911,201               1,979,218           -3.4%
Taxes to be paid                                                      503,131                 375,197           34.1%
Other Liabilities                                                     983,375               1,292,527          -23.9%
                                                              --------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           7,110,234               6,639,012            7.1%

Long-Term Debt                                                      7,924,629               7,597,690            4.3%

Deferred taxes                                                      1,976,346               1,751,280           12.9%
Other                                                                 351,204                  20,916        1,579.1%
                                                              ========================================================
TOTAL LIABILITIES                                                  17,362,413              16,008,898            8.5%
                                                              --------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                          17,797                  19,023           -6.4%
Paid-in Surplus                                                     1,169,800               1,169,800            0.0%
Retained Earnings and Reserve                                      18,325,509              20,777,475          -11.8%
Other                                                             -10,465,124             -10,755,297           -2.7%
                                                              --------------------------------------------------------
Total Majority Interest                                             9,047,982              11,211,001          -19.3%
Minority Interest                                                   4,236,222               4,329,492           -2.2%
TOTAL STOCKHOLDERS' EQUITY                                         13,284,204              15,540,493          -14.5%
                                                              ========================================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         30,646,617              31,549,391           -2.9%


                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                         Consolidated Income Statements
              (In thousands of constant pesos as of March 31, 2001)

                                                 -------------------------------------------------------
                                                             1Q01               1Q00                  %
                                                 -------------------------------------------------------
  Net Sales                                             5,311,378          5,624,149              -5.6%
  Cost of Sales                                         4,022,049          4,113,968              -2.2%
                                                 -------------------------------------------------------
  GROSS PROFIT                                          1,289,329          1,510,181             -14.6%

  Operating Expenses:
  Administrative and Selling Expenses                     880,904            888,556              -0.9%
                                                 -------------------------------------------------------
  OPERATING INCOME                                        408,426            621,625             -34.3%

  Interest Expense                                        266,189            247,883               7.4%
  Interest Income                                         -41,789            -29,192              43.2%
  Exchange Gain (loss), net                              -118,687           -242,963             -51.2%
  Gain on Monetary Position                               -88,863           -238,454             -62.7%
                                                 -------------------------------------------------------
  Comprehensive Financial Result                           16,849           -262,726            -106.4%
                                                 -------------------------------------------------------

  Other Expenses                                           80,094             46,171              73.5%

  INCOME BEFORE PROVISIONS                                311,482            838,181             -62.8%
                                                 -------------------------------------------------------

  Provisions for:

  Income and Asset Tax                                    136,789            255,689             -46.5%
  Employee Profit Sharing                                  45,499             53,740             -15.3%
  Deferred Income Taxes                                   -91,967            -59,311             -35.5%
                                                 -------------------------------------------------------
   Total taxes                                             90,321            250,117             -63.9%

  NET CONSOLIDATED INCOME                                 221,161            588,064             -62.4%
                                                 -------------------------------------------------------

  Minority Interest                                        56,489            132,314             -57.3%
                                                 =======================================================
  MAJORITY NET INCOME                                     164,673            455,750             -63.9%
                                                 -------------------------------------------------------

  12 months Net Income per Share*                           -0.01               1.07

  * Number of shares outstanding:                       1,368,998          1,463,354


-----------------------------------------------------------------------------------------------------------
                                         FINANCIAL INDICATORS
-----------------------------------------------------------------------------------------------------------
                                              1Q01        4Q00         3Q00         2Q00         1Q00
                                              ----        ----         ----         ----         ----
Consolidated Operating Margin                7.7%         6.4%         9.5%        11.6%        11.1%
Operating Margin UNIK (Autoparts)           11.6%        11.6%        14.0%        16.2%        16.4%
Operating Margin GIRSA (Chemicals)           6.6%         4.0%         7.2%         8.3%         6.4%
Operating Margin FOOD                       -1.9%        -1.0%         2.0%         1.7%         2.2%
Operating Margin DINE (Real Estate)         14.6%         7.3%        10.6%        28.3%        23.5%
-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                              1Q01       4Q00         3Q00         2Q00        1Q00
                              ----       ----         ----         ----        ----
Interest Coverage             2.9x        3.1x        3.7x         3.9x        3.9x
Short-Term Debt               32%         30%         36%          41%         28%
Long-Term Debt                68%         70%         64%          59%         72%
Peso-denominated debt         20%         19%         19%           9%         10%
Dollar-denominated debt       80%         81%         81%          91%         90%
-------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                   QUARTER
                                             ------------------------------------------------------------
                                                  1Q01        4Q00         3Q00        2Q00         1Q00
                                                  ----        ----         ----        ----         ----
Share Price Series "A" (End of period)            4.00        4.00         5.70        5.98         6.80
Share Price Series "B" (End of period)            4.45        3.65         5.30        6.30         6.72
Share Price Series "C" (End of period)            4.00        3.80         5.00        6.20         6.90
Share Price "ADS" (End of Period)                 8.00        6.36        10.31       12.88        15.00

Exchange Rate (by quarter ended)                 9.5000     9.6500       9.4459      9.8243       9.2845
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------
                     TOTAL SHARES OUTSTANDING
                     ------------------------


"A" Shares           587,479,900                  42.9%
"B" Shares           506,176,760                  37.0%
"C" Shares           275,341,610                  20.1%
                -----------------                 -----
TOTAL             1,368,998,270                  100.0%
---------------------------------------------------------------